UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ANGLOGOLD LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   035128 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                                    Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D


CUSIP No.  035128 20 6

--------------- ----------------------------------------------------------------
                NAME OF REPORTING PERSONS  ANGLO AMERICAN PLC
                ----------------------------------------------------------------
      1

                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  __________________
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)
                (a)   |_|
                (b)   |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS:  AF
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)  |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales
--------------- ----------------------------------------------------------------
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES
          BENEFICIALLY                       NONE
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                      8      SHARED VOTING POWER

                                             120,308,247
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                             SOLE DISPOSITIVE POWER
                                      9

                                             NONE
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                             SHARED DISPOSITIVE POWER
                                     10

                                             120,308,247
--------------------------------- ---------- -----------------------------------
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                120,308,247
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)   |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                53.94%
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------- ----------------------------------------------------------------


                                  SCHEDULE 13D

                               Page 2 of 15 Pages

CUSIP No.  035128 20 6
--------------- ----------------------------------------------------------------
                NAME OF REPORTING PERSONS:  ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

      1

                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  __________________
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)
                (a)   |_|
                (b)   |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS:   AF
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)  |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of
                South Africa
--------------- ----------------------------------------------------------------
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES
          BENEFICIALLY                       NONE
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH

--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                      8      SHARED VOTING POWER

                                             120,308,247
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                             SOLE DISPOSITIVE POWER
                                      9

                                             NONE
--------------------------------- ---------- -----------------------------------
--------------------------------- ---------- -----------------------------------
                                             SHARED DISPOSITIVE POWER
                                     10

                                             120,308,247
--------------------------------- ---------- -----------------------------------
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                120,308,247
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)   |_|
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                53.94%
--------------- ----------------------------------------------------------------
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------- ----------------------------------------------------------------


                               Page 3 of 15 Pages

Item 1.  Security and Issuer.

              This Statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Limited, a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 11 Diagonal Street, Johannesburg, 2001 South Africa.

Item 2.  Identity and Background.

              This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Pty) Ltd. (together, the "Reporting Persons").

              Anglo American plc ("Anglo American"), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

              Anglo South Africa Capital (Pty) Ltd. ("Anglo SA Capital"), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg 2001 South Africa and is an indirect, wholly owned subsidiary of Anglo American.

              Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa (Pty) Ltd. ("ASA"), which is a wholly owned subsidiary of Anglo American Corporation of South Africa Limited ("AACSA"), which is a wholly owned subsidiary of Anglo American International S.A. ("AA International"), which is a wholly owned subsidiary of Anglo American (ASA, AACSA, and AA International, collectively the "Holding Companies"). Other than pursuant to the directions received from Anglo American, none of the Holding Companies have or share the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

              The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

              During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

              Anglo American has historically reported its beneficial ownership of the Ordinary Shares on a Statement on Schedule 13G as such beneficial ownership was acquired prior to the Ordinary Shares being registered pursuant to
Section 12 of the Exchange Act. This Statement on


                               Page 4 of 15 Pages

Schedule 13D is being filed by the Reporting Persons due to the fact that the Reporting Persons have acquired, through a series of purchases in the preceding 12 months, beneficial ownership of 5,850,879 Ordinary Shares (the "Additional Shares") that, in the aggregate, exceed two percent of the outstanding Ordinary Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

              The aggregate consideration paid for the Additional Shares is ZAR 1,643,130,893. The funds for the purchases have been supplied by a subsidiary of Anglo American.

Item 4.  Purpose of Transaction.

              Anglo American is the largest shareholder of the Issuer. Currently, five members of the Board of Directors of the Issuer are affiliated with Anglo American. Anglo American does not currently intend to have more than five members affiliated with Anglo American (excluding for these purposes Mr. R.M. Godsell, Chief Executive Officer of the Issuer) on the Issuer's Board of Directors at any time. However, currently there is no agreement between the Issuer and Anglo American concerning membership on the Issuer's Board of Directors by Anglo American.

              The Additional Shares were acquired for purposes of Anglo American maintaining its majority percentage ownership interest in the Ordinary Shares notwithstanding the dilutive effects that may result from the possible business combination transaction between the Issuer and Ashanti Goldfields Company Limited (the "Ashanti Transaction"). The Reporting Persons intend to acquire from time to time additional Ordinary Shares either from the Issuer or in open market purchases as may be necessary to enable them to have at least a majority ownership in the Ordinary Shares after giving effect to the Ashanti Transaction.

              The Reporting Persons intend to continuously review their holdings in the Issuer on a regular basis and, as a result thereof, in determining plans or proposals with respect to the Issuer, may at any time or from time to time determine to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of any securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business, financial condition and prospects, other developments concerning the Issuer and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

              Other than as set forth in this Statement, the Reporting


                               Page 5 of 15 Pages

Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 120,308,247 Ordinary Shares representing 53.94% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on the number of Ordinary Shares outstanding as of November 20, 2003 (the "Outstanding Shares").

                  Mr. B.E. Davison is a beneficial owner of 1330 Ordinary Shares representing less than 0.01% of the Outstanding Shares as trustee and beneficiary of the Barry Davison Trust, which owns such Ordinary Shares, and shares voting and dispositive power over such Ordinary Shares, with two other co-trustees of the trust.

                  Mr. R.M. Godsell is a beneficial owner of 460 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. Mr. R.M. Godsell is also a beneficial owner of 166,300 Ordinary Shares that Mr. Godsell has the right to acquire upon the exercise of the options issued under the Issuer's Share Incentive Scheme. The number of Ordinary Shares beneficially owned by Mr. Godsell represents less than 0.1% of the Outstanding Shares. Mr. R.M. Godsell may also be deemed to be a beneficial owner of 7,356 Ordinary Shares representing less than 0.01% of the Outstanding Shares as a co-trustee of the Ernest Oppenheimer Memorial Trust, which owns such Ordinary Shares, and may be deemed to share voting and dispositive power over such Ordinary Shares with Mr. N.F. Oppenheimer, who is also a co-trustee of the Ernest Oppenheimer Memorial Trust, and nine other co-trustees of the trust.

                  Mr. P.C. Holding is a beneficial owner of 736 Ordinary Shares representing less than 0.01% of the Outstanding Shares and has sole voting and dispositive power with respect to such Ordinary Shares.

                  Mr. N.F. Oppenheimer may be deemed to be a beneficial owner of 7,356 Ordinary Shares representing less than 0.01% of the Outstanding Shares as a co-trustee of the


                               Page 6 of 15 Pages

Ernest Oppenheimer Memorial Trust, which owns such Ordinary Shares, and may be deemed to share voting and dispositive power over such Ordinary Shares with Mr. R.M. Godsell, who is also a co-trustee of the Ernest Oppenheimer Memorial Trust, and nine other co-trustees of the trust.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibits A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) All decisions with respect to the voting and/or disposition of the Ordinary Shares owned by the Reporting Persons are currently made by the Executive Committee of Anglo American. Accordingly, Anglo American has the power to direct the voting and/or disposition of the Ordinary Shares held by Anglo SA Capital, and Anglo SA Capital has the power to vote and/or dispose the Ordinary Shares (which power is exercised at the direction of Anglo American). The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Attached hereto as Exhibit B is a description of the aggregate daily transactions effected by or on behalf of the Reporting Persons since September 22, 2003.

              Except as disclosed in this Statement, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to this Statement has effected any transaction in the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, other than the Holding Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                               Page 7 of 15 Pages

Item 7.  Materials to be Filed as Exhibits.

Exhibit         Description

Exhibit A       Directors and Officers of Anglo American and Anglo SA Capital.

Exhibit B       Summary of daily acquisitions of transactions in
                Ordinary Shares effected on behalf of the Reporting
                Persons during the period from September 22, 2003 until the date hereof.

Exhibit C       Joint Filing Agreement among the Reporting Persons pursuant to
                Rule 13d-1(k)(1)(iii).


                               Page 8 of 15 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 21, 2003                          ANGLO AMERICAN PLC

                                                   /s/ A.J. Trahar
                                           ------------------------------------
                                                       Signature

                                                A.J. Trahar/Chief Executive
                                           ------------------------------------
                                                       Name/Title

Dated:

November 21, 2003                          ANGLO SOUTH AFRICA CAPITAL
                                           (PTY) LTD

                                                   /s/ A.J. Trahar
                                           ------------------------------------
                                                       Signature

                                                  A.J. Trahar/Director
                                           ------------------------------------
                                                       Name/Title


                                                   /s/ D.J. Alison
                                           ------------------------------------
                                                       Signature

                                                 D.J. Alison/Secretary
                                           ------------------------------------
                                                       Name/Title


                               Page 9 of 15 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit                 Description

Exhibit A               Directors and Officers of Anglo American and Anglo SA
                        Capital.

Exhibit B               Summary of daily acquisitions of transactions in
                        Ordinary Shares effected on behalf of the Reporting
                        Persons during the period from September 22, 2003 until the date hereof.

Exhibit C               Joint Filing Agreement among the Reporting Persons
                        pursuant to Rule 13d-1(k)(1)(iii).


                              Page 10 of 15 Pages